ALEXCO RESOURCE CORP. CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTH TRANSITIONAL FISCAL YEAR ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2011.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2011 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors, as stated in their report which appears on the following page.

“Clynton R. Nauman”	“David E. Whittle”
(signed)	(signed)

Clynton R. Nauman	David E. Whittle
President and Chief Executive Officer	Chief Financial Officer

March 26, 2012

Independent Auditor’s Report

To the Shareholders of Alexco Resource Corp.

We have completed an integrated audit of Alexco Resource Corp.’s December 31, 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its June 30, 2011 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Alexco Resource Corp., which comprise the consolidated balance sheets as at December 31, 2011, June 30, 2011 and July 1, 2010 and the consolidated statements of comprehensive income, cash flows and shareholders’ equity for the six month period ended December 31, 2011 and for the year ended June 30, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alexco Resource Corp. as at December 31, 2011, June 30, 2011 and July 1, 2010 and its financial performance and its cash flows for the six month period ended December 31, 2011 and the year ended June 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Alexco Resource Corp.’s, internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

2

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Alexco Resource Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 28, 2012

3

ALEXCO RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT
(expressed in thousands of Canadian dollars)
	DECEMBER 31	JUNE 30	JULY 1
	2011	2011	2010

ASSETS

Current Assets
Cash and cash equivalents (see note 7)	$41,741	$50,443	$24,383
Restricted cash and deposits (see note 10)	-	-	3,232
Accounts and other receivables (see note 8)	11,021	6,287	2,354
Inventories (see note 9)	8,612	9,656	-
Prepaid expenses and other current assets	234	481	720
	61,608	66,867	30,689

Non-Current Assets
Restricted cash and deposits (see note 10)	4,774	3,896	4,379
Property, plant and equipment (see note 11)	29,675	30,152	15,556
Mineral properties (see note 12)	114,021	109,049	83,757
Intangible assets	590	629	944

Total Assets	$210,668	$210,593	$135,325

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities (see note 13)	$13,033	$13,410	$9,864
Income taxes payable (see note 21)	60	-	-
Environmental services contract loss provision (see note 14)	518	338	156
	13,611	13,748	10,020
Non-Current Liabilities
Environmental services contract loss provision (see note 14)	1,434	1,664	360
Deferred revenue (see note 14)	774	520	452
Silver streaming interest (see note 15)	41,955	48,266	30,382
Decommissioning and rehabilitation provision (see note 16)	3,849	3,686	1,511
Deferred income tax liabilities (see note 21)	9,985	7,272	7,705

Total Liabilities	71,608	75,156	50,430

Shareholders’ Equity	139,060	135,437	84,895

Total Liabilities and Shareholders’ Equity	$210,668	$210,593	$135,325

		COMMITMENTS (see note 28 )
		SUBSEQUENT EVENTS (see note 29 )

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(expressed in thousands of Canadian dollars,
except per share and share amounts)	Six months ended	Year ended
	December 31, 2011	June 30, 2011

Revenues
Mining operations	$38,639	$38,269
Environmental services	3,876	6,833
Total revenues	42,515	45,102

Cost of Sales (see note 19)
Mining operations	28,770	23,352
Environmental services	3,597	6,897
Total cost of sales	32,367	30,249

Gross Profit
Mining operations	9,869	14,917
Environmental services	279	(64)
Total gross profit	10,148	14,853

General and administrative expenses (see note 20)	5,625	11,221
Foreign exchange losses	114	445
Other	-	123

	5,739	11,789

Operating Income	4,409	3,064

Other Income (Expenses)
Investment income	122	293
Finance costs	(35)	(48)

Income Before Taxes	4,496	3,309

Income Tax Provision (see note 21)
Current	60	-
Deferred	2,713	212

Net Income	1,723	3,097

Other Comprehensive Income (Loss)
Cumulative translation adjustments	25	(50)

Total Comprehensive Income	$1,748	$3,047

Earnings Per Share (see note 22)
Basic	$0.03	$0.05
Diluted	$0.03	$0.05

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(expressed in thousands of Canadian dollars)
	Six months ended	Year ended
	December 31, 2011	June 30, 2011

Cash Flows from Operating Activities
Net income	$1,723	$3,097
Items not affecting cash from operations –
Deferred revenue	254	68
Depletion of mineral properties	8,023	4,019
Environmental services contract loss provision	(51)	1,486
Silver streaming interest amount recognized	(6,311)	(5,781)
Depreciation of property, plant and equipment	1,313	1,177
Amortization of intangible assets	65	142
Share-based compensation expense	1,356	2,950
Impairment of intangible assets	-	123
Finance costs	34	48
Deferred income tax expense	2,713	212

	9,119	7,541

Expenditures on decommissioning and rehabilitation	(21)	(47)
Changes in non-cash working capital balances related to operations –
Increase in accounts and other receivables	(4,734)	(3,933)
Decrease (Increase) in inventories	226	(2,104)
Decrease (Increase) in prepaid expenses and other current assets	188	(470)
Increase in accounts payable and accrued liabilities	786	10,035
Increase in income taxes payable	60	-

	5,624	11,022

Cash Flows from Investing Activities
Investment in mineral properties	(12,774)	(37,880)
Purchase of property, plant and equipment	(983)	(17,289)
Increase in restricted cash and deposits	(871)	(1,194)
Decrease in restricted cash and deposits	(8)	4,911

	(14,636)	(51,452)

Cash Flows from Financing Activities
Common shares issued through offerings	-	41,000
Issuance costs	-	(2,719)
Receipt of advance payments under silver streaming interest	-	23,665
Shares issued on exercise of share options	314	4,544

	314	66,490

Decrease in Cash and Cash Equivalents	(8,698)	(26,060)

Cash and Cash Equivalents – Beginning of Period	50,443	24,383

Cash and Cash Equivalents – End of Period	$41,741	$50,443

No taxes were paid during either the six months ended December 31, 2011 or the year ended June 30, 2011

SUPPLEMENTAL INFORMATION (see note 25)

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(expressed in thousands of Canadian dollars)

	Common Shares
							Accumulated
							Other
				Share	Contributed	Accumulated	Comprehensive
	Shares	Amount	Warrants	Options	Surplus	Deficit	Income	Total

Balance – June 30, 2011	59,937,565	$153,670	$282	$7,331	$4,287	$(30,098)	$(35)	$135,437

Net income	-	-	-	-	-	1,723	-	1,723
Other comprehensive income	-	-	-	-	-	-	25	25
Share-based compensation expense recognized	-	-	-	1,561	-	-	-	1,561
Exercise of share options	101,499	484	-	(170)	-	-	-	314
Share options expired	-	-	-	(170)	170	-	-	-
Warrants expired	-	-	(282)	-	282	-	-	-

Balance – December 31, 2011	60,039,064	$154,154	$-	$8,552	$4,739	$(28,375)	$(10)	$139,060

Balance – July 1, 2010	53,188,936	$107,925	$-	$6,246	$3,905	$(33,196)	$15	$84,895

Net income	-	-	-	-	-	3,097	-	3,097
Other comprehensive loss	-	-	-	-	-	-	(50)	(50)
Equity offering, net of issuance costs	5,000,000	38,814	282	-	-	-	-	39,096
Issued for acquisition of mineral property interest	3,370	25	-	-	-	-	-	25
Share-based compensation expense recognized	-	-	-	3,829	-	-	-	3,829
Exercise of share options	1,745,259	6,906	-	(2,362)	-	-	-	4,544
Share options expired	-	-	-	(382)	382	-	-	-

Balance – June 30, 2011	59,937,565	$153,670	$282	$7,331	$4,287	$(30,098)	$(35)	$135,437

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and an environmental services business, providing consulting and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

The Corporation has changed its year end from June 30 to December 31 effective December 31, 2011, in order to better align its fiscal year with its operating year and its reporting peer group. Accordingly, the fiscal year ended December 31, 2011 is a shortened six month transitional fiscal year. The comparative information is for the full twelve month fiscal year ended June 30, 2011.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE AMEX Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation, Statement of Compliance and Adoption of International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Subject to certain transition elections disclosed in note 6, the Corporation has consistently applied the same accounting policies in its opening IFRS balance sheet as at July 1, 2010 and throughout all periods presented, as if these policies had always been in effect. The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as at March 26, 2012, the date the consolidated financial statements were approved by the Board of Directors.

Alexco’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“CGAAP”) as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS as issued by the IASB and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Corporation’s first annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “CGAAP” refers to CGAAP before the adoption of IFRS. Note 6 discloses the impact of the transition to IFRS on the Corporation’s total assets, total liabilities, shareholders’ equity, net income, comprehensive income and cash flows as previously reported under CGAAP in the Corporation’s financial statements for the year ended June 30, 2011.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

3.	Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements are summarized below. The exemptions in applying IFRS for the first time are set out in note 6.

	(a)	Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities (including special purpose entities) controlled by the Corporation, where control is achieved by the Corporation having the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Corporation controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Corporation Ltd. (“ERDC”), Alexco Exploration Canada Corp., Access Mining Consultants Ltd. (“Access”) Alexco Resource U.S. Corp. (“Alexco US”), and Alexco Financial Guaranty Corp.

All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

	(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash, the initial period subject to an interest penalty on redemption is less than 90 days, and they are redeemable thereafter until maturity for invested value plus accrued interest.

	(c)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production-related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses. Materials and supplies are valued at the lower of cost and replacement cost, costs based on landed cost of purchase, net of a provision for obsolescence where applicable.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write- down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write down is reversed.

	(d)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Depreciation of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

(e)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

Exploration and evaluation expenditures are evaluated at each reporting date and classified as depletable mineral properties upon completion of technical feasibility and determination of commercial viability.

Grassroots exploration expenditures incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property are expensed.

Production Properties

Mineral production properties are recorded at cost on a property-by-property basis. The recorded cost of mineral production properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves commercial production.

Depletion of mineral production properties is calculated on the units-of-production basis, using estimated mineable resources.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(f)	Intangible Assets

Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation’s intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives as follows:

Customer relationships	5 years
Rights to provide services and database	4 years
Patents	Over remaining life

(g)	Impairment of Non-Current Non-Financial Assets

The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash-generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. “Fair value less costs to sell” is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit in the prior period.

(h)	Silver Streaming Interest

Advance payments received under the silver streaming interest acquired by Silver Wheaton Corp. (“Silver Wheaton”) have been deferred and are being recognized on a units-of-production-sold basis, as a component of the cost of sales for that production. The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest. Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.

(i)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The expense relating to any provision is presented in profit or loss net of any reimbursement. Provisions are discounted using a current risk-free pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning and Rehabilitation Provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

(j)	Revenue Recognition

All revenue is measured at the fair value of the consideration received or receivable when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Corporation, and is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Revenue arising from sale of concentrate under the Corporation’s off-take agreements is recognized when the significant risks and rewards of ownership have passed, generally at the time of delivery to the smelter and when title and insurance risk has passed to the customer. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked-to-market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue.

Revenue from environmental services is recognized with reference to the stage of completion, based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as unearned revenue.

(k)	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period. Where incentive share options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(l)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors and is then recognized in the result of operations in the period the eligible exploration expenditures occurred.

(m)	Warrants

When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(n)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted by reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current income tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

(o)	Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of all entities in the Corporation group other than Alexco US is the Canadian dollar, while the functional currency of Alexco US is the United States dollar. The financial statements of Alexco US are translated into the Canadian dollar presentation currency using the current rate method as follows:

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

  Assets and liabilities – at the closing rate at the date of the statement of financial position.

  Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

  All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests

(p)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(q)	Financial Instruments

Financial assets, financial liabilities and derivative contracts are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

Loans and Receivables (Including Cash and Cash Equivalents)

Accounts and other receivables (other than embedded derivatives) are non-interest bearing with carrying amounts recorded at amortized cost, which generally approximates fair value due to the short terms to maturity. Where necessary, accounts receivables are recorded net of allowances for uncollectable amounts.

Cash and cash equivalents and restricted cash and deposits are comprised of cash on hand, deposits held with banks, and other short term, highly liquid investments with original maturities of three months or less. These instruments are also initially recorded at fair value and subsequently measured at amortized cost.

Held-to-Maturity Investments

Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are recorded at amortized cost using the effective interest method.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Fair Value Through Profit or Loss

Derivative instruments, including embedded derivatives included within accounts receivable, are classified as fair value through profit or loss and accordingly are recorded on the balance sheet at fair value. Unrealized gains and losses on embedded derivatives arising from the sale of concentrates are recognized as adjustments to revenue. Unrealized gains and losses on other derivatives, if any, are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Other financial liabilities

Other financial liabilities include accounts payable and accrued liabilities, and are recorded at amortized cost. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, accounts payable and accrued liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment and Uncollectibility of Financial Assets

At each reporting date, the Corporation assesses whether there is objective evidence of impairment of any financial asset carried at cost or amortized cost. If such evidence exists, the Corporation recognizes an impairment loss. The loss is the difference between the asset’s carrying amount and the present value of its estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

4.	Critical Judgments and Major Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. While actual results could differ materially from these estimates, no specific sources of estimation uncertainty have been identified by management that are believed to have a significant risk of resulting in a material adjustment within the next financial year to the carrying amount of the Corporation’s assets and liabilities as recorded at December 31, 2011.

The most significant judgments made by management in preparing the Corporation’s financial statements are described as follows:

Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Impairment of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

5.	Accounting Standards and Amendments Issued but Not Yet Adopted

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013, except IFRS 9 which is after January 1, 2015 and IAS1 which is after July 1, 2012, with earlier application permitted. The Corporation has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

(i)

IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

(ii)

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(iii)

IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non- monetary Contributions by Venturers.

(iv)

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

(v)

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(vi)

There have been amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

(vii)

IAS 1 Presentation of Financial Statements has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

(viii)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: i) inventory produced and ii) improved access to ore. Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2 Inventories. The latter should be accounted for as an addition to or enhancement of an existing asset.

6.	First Time Adoption of IFRS

The Corporation adopted IFRS on July 1, 2011 with a transition date of July 1, 2010. IFRS 1 provides guidance for the initial adoption of IFRS, requiring retrospective application of the standards in the transition balance sheet, with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied.

The Corporation has applied the following exemptions to its opening balance sheet:

(i)

Business Combinations: IFRS 1 provides the option to apply IFRS 3R Business Combinations retrospectively or prospectively from the transition date. The Corporation elected to adopt IFRS 3R effective July 1, 2010.

(ii)

Cumulative Translation Differences: IFRS 1 allows the Corporation to exempt themselves from the retrospective application of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(iii)

Deemed Cost of Mineral Properties: IFRS 1 provides the option to measure individual items of property, plant and equipment at the date of transition at fair value or an event-driven valuation under prior CGAAP. The Corporation has elected to apply this election and use the fair value of its Brewery Creek mineral property at June 30, 2009 (the date of a revaluation under CGAAP) as its deemed cost and use this fair value as the carrying value of the mineral property with effect from that date forward. The impairment expense recorded for Brewery Creek in 2009 was $2,400,000.

(iv)

Decommissioning and rehabilitation provision: IFRS 1 provides the option to measure the restoration provision at the Transition Date in accordance with the requirements of IAS 37. Accordingly the Company measured the provisions as at Transition Date under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount to be included in the cost of the related asset by discounting the liability to the date which the liability first arose. There was no resultant difference upon adoption to IFRS.

Reconciliation of CGAAP to IFRS

Reconciliation of assets, liabilities, equity, comprehensive income and cash flows of the Corporation from those reported under CGAAP to IFRS.

	June 30	July 1,
Consolidated Balance Sheet	2011	2010

Total assets reported under CGAAP	$210,735	$135,610

Reversal of deferred income taxes recognized on capitalized share- based compensation in mineral properties (see note (e))	(410)	(300)
Capitalization of amounts relating to accounting for silver streaming interest, prior to commencement of commercial production (see note (b))	303	-
Intangible assets functional currency translation (see note (c))	(35)	15

Total assets reported under IFRS	$210,593	$135,325

Total liabilities reported under CGAAP	$74,758	$50,720

Reversal of deferred income taxes recognized on capitalized share- based compensation in mineral properties (see note (e))	(400)	(290)
Deferred income tax impact upon silver streaming interest IFRS reconciliation adjustments (see note (e))	(433)	-
Net adjustment relating to accounting for silver streaming interest (see note (b))	1,231	-

Total liabilities reported under IFRS	$75,156	$50,430

Total shareholders’ equity reported under CGAAP	$135,977	$84,890

Share capital – cumulative flow-through share issuance (see note (a))	8,557	8,557
Accumulated other comprehensive income (see note (c))	(35)	15
Accumulated deficit – cumulative reconciling adjustments (see notes (a), (b), (d) and (e))	(9,062)	(8,567)

Total shareholders’ equity reported under IFRS	$135,437	$84,895

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Year ended
Consolidated Statement of Comprehensive Income	June 30, 2011

Total comprehensive income reported under CGAAP	$3,498

Net accrual for amounts relating to accounting for silver streaming interest (see note (b))	(928)
Adjustment to share-based compensation expense for forfeiture rate estimation (see note (d))	94
Deferred income tax recovery upon silver streaming interest IFRS reconciliation adjustments (see note (e))	433

Net income reported under IFRS	3,097

Other comprehensive income (loss)
Cumulative translation adjustments	(50)

Total other comprehensive loss	(50)

Total comprehensive income reported under IFRS	$3,047

Cash flows

The adoption of IFRS has had no impact on the net cash flows of the Corporation. The changes made to the statements of consolidated earnings and the consolidated balance sheets have resulted in reclassification of various amounts on the statements of cash flows. However, there have been no changes to the net cash flows compared to those under CGAAP.

Explanation of reconciling items between CGAAP and IFRS:

(a)

Under IFRS, any premium realized on the issuance of flow-through shares is required to be recorded as a liability pending when the eligible exploration expenditures are incurred. When such exploration expenditures are incurred, any difference between this liability and resultant deferred income tax liability is recorded as a deferred income tax expense. Under CGAAP, the full proceeds received on issuance were recorded as share capital, and the future income tax liability recognized upon renunciation was treated as a share issuance cost and charged directly to share capital as a capital transaction. At the transition date, all renunciations in respect of all flow-through issuances to that date have been effected.

(b)

In October 2008, Silver Wheaton acquired a silver streaming interest at the Corporation’s mineral properties within the Keno Hill Silver District. Under CGAAP, advance payments received from Silver Wheaton under the silver streaming interest were recorded as a deposit obligation on the balance sheet. The deposit obligation was reduced on each delivery of silver to Silver Wheaton based on the contractual terms of the arrangement, being the difference between the prevailing market price of silver and the fixed per-ounce cash payment amount paid by Silver Wheaton at the time.

Under IFRS, the advance payments have been deferred and are being recognized into income on a units-of-production-sold basis, as a component of the cost of sales for that production. The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest. Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)

Under CGAAP, the Corporation determined whether a subsidiary was an integrated operation or self-sustaining entity, which determined the method of translation into the presentation currency. IFRS requires that an entity determine the functional currency of each subsidiary individually, prior to consolidation in the Corporation’s presentation currency, with changes resulting from the foreign currency translation method then followed being recognized in other comprehensive income as cumulative translation adjustments.

The Corporation determined that one subsidiary, Alexco US, had a functional currency other than the Canadian dollar, which under CGAAP had been classified as being an integrated operation. That subsidiary under CGAAP was consolidated using the temporal method, where monetary assets and liabilities were translated at the current rate and nonmonetary assets and liabilities at historical exchange rages with gains or losses being charged to income. Under IFRS, that subsidiary is translated into the Canadian dollar presentation currency using the current rate method, whereby all assets and liabilities are translated using the reporting date exchange rates.

The Corporation also elected to adopt the IFRS 1 exemption to deem the cumulative translation adjustment to be nil at the date of transition. All existing cumulative translation adjustment balances, and the impact of the above adjustments as at July 1, 2010, were recorded against accumulated deficit.

(d)

Under CGAAP, the Corporation recorded share-based compensation expense at the grant date and subsequent adjustments were made for forfeitures as they occurred. IFRS requires that forfeitures be estimated at the time of grant to eliminate distortion of remuneration expense recognized during the vesting period.

(e)

IAS 12 Income Taxes provides that when a temporary difference arises on the initial recognition of an asset or liability that is neither part of a business combination, nor, at the time of the transaction, affects either accounting or tax profit, no deferred tax liability shall be raised. CGAAP required deferred tax to be raised on such asset acquisitions. In addition to the reversal of deferred income taxes recorded under CGAAP, the Corporation has also recorded the deferred income tax effect of the silver streaming interest IFRS reconciling adjustments.

Within the financial statements and to comply with the requirements of IAS 1 Presentation of Financial Statements, for presentation purposes accretion expense has been reclassified from operating expense and is now classified as a component of finance costs.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Cash and Cash Equivalents

	December 31	June 30	July 1
	2011	2011	2010

Cash at bank and on hand	$1,841	$12,596	$1,180
Short-term bank deposits	39,900	37,847	23,203

	$41,741	$50,443	$24,383

8.	Accounts and Other Receivables

	December 31	June 30	July 1
	2011	2011	2010

Trade receivables	$9,985	$4,454	$722
Interest and other	1,242	2,077	1,669
Less: allowance for doubtful accounts	(206)	(244)	(37)

	$11,021	$6,287	$2,354

9.	Inventories

	December 31	June 30	July 1
	2011	2011	2010

Ore in stockpiles	$3,844	$7,600	$-
Concentrate	4,161	1,469	-
Materials and supplies	607	587	-

	$8,612	$9,656	$-

For the six months period ended December 31, 2011 the cost of inventories recognized as an expense and included in cost of sales was $28,070,000 (June 30, 2011 – $22,355,000).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Restricted Cash

	December 31	June 30	July 1
	2011	2011	2010

Current:
Deposits under silver streaming interest	$-	$-	$3,232

Non-current:
Deposits under silver streaming interest	-	-	1,619
Security for decommissioning provision	3,190	2,808	2,483
Other	1,584	1,088	277

	$4,774	$3,896	$7,611

(a)	Deposits under silver streaming interest

At July 1, 2010, a total of $4,851,000 represented the balance of the Silver Wheaton deposit payments received but not yet expended on the Bellekeno property. Subsequent to this time, all deposit payments received had been expended on the Bellekeno property by June 30, 2011.

(b)	Decommissioning liabilities

Of the Corporation’s restricted cash and deposits at December 31, 2011, $3,189,890 (June 30, 2011 – $2,808,000 and July 1, 2010 – $2,483,000) comprises security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed (see note 16).

(c)	Other

The balance of the Corporation’s restricted cash and deposits comprises security provided in respect of certain long-term operating lease commitments.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

11.	Property, Plant and Equipment

			Heavy
	Camp,	Ore	Machinery
	Roads, and	Processing	and	Leasehold
Cost	Other Site	Mill	Equipment	Improvements	Other	Total

July 1, 2010	$3,636	$10,640	$3,170	$436	$534	$18,416
Additions	572	15,026	1,038	-	86	16,722

June 30, 2011	4,208	25,666	4,208	436	620	35,138
Additions	539	-	452	-	106	1,097

December 31, 2011	$4,747	$25,666	$4,660	$436	$726	$36,235

			Heavy
	Camp,	Ore	Machinery
Accumulated	Roads, and	Processing	and	Leasehold
Depreciation	Other Site	Mill	Equipment	Improvements	Other	Total

July 1, 2010	$1,034	$-	$1,154	$247	$425	$2,860
Depreciation	428	857	695	74	72	2,126

June 30, 2011	1,462	857	1,849	321	497	4,986
Depreciation	212	867	422	37	36	1,574

December 31, 2011	$1,674	$1,724	$2,271	$358	$533	$6,560

			Heavy
	Camp,	Ore	Machinery
	Roads, and	Processing	and	Leasehold
Net book Value	Other Site	Mill	Equipment	Improvements	Other	Total

July 1, 2010	$2,602	$10,640	$2,016	$189	$109	$15,556

June 30, 2011	$2,746	$24,809	$2,359	$115	$123	$30,152

December 31, 2011	$3,073	$23,942	$2,389	$78	$193	$29,675

During the six month period ended December 31, 2011 and the year ended June 30, 2011, the Corporation recorded total depreciation of property, plant and equipment of $1,574,000 (June 2011 – $2,126,000), of which $1,313,000 (June 2011 – $1,177,000) has been charged to income with $1,178,000 (June 2011 – $880,000) recorded to mining cost of sales, $55,000 (2011 – $131,000) recorded in environmental services cost of sales and $80,000 (June 2011 – $165,000) reflected under general expenses.

Of the balance, $246,000 (June 2011 – $742,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, $nil (June 2011 – $69,000) was capitalized to the ore processing mill, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Mineral Properties

			Expenditures	Depletion	December 31,
	June 30, 2011		Incurred	Recognized	2011
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$59,532	$-	$3,228	$(7,209)	$55,551
Lucky Queen	-	6,354	2,847	-	9,201
McQuesten	-	3,614	-	-	3,614
Onek	-	14,421	566	-	14,987
Silver King	-	6,498	402	-	6,900
Other Keno Hill Properties	-	18,421	4,983	-	23,404
Brewery Creek	-	22	151	-	173
Other	-	187	3	-	190

Total	$59,532	$49,517	$12,180	$(7,209)	$114,021

			Expenditures	Depletion
	July 1, 2010		Incurred	Recognized	June 30, 2011
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$47 551	$-	$19,046	$(7,065)	$59,532
Lucky Queen	-	5,275	1,079	-	6,354
McQuesten	-	2,249	1,365	-	3,614
Onek	-	11,856	2,565	-	14,421
Silver King	-	6,230	268	-	6,498
Other Keno Hill Properties	-	10,388	8,033	-	18,421
Brewery Creek	-	21	1	-	22
Other	-	187	-	-	187

Total	$47,551	$36,206	$32,357	$(7,065)	$109,049

During the six month period ended December 31, 2011 and the year ended June 30, 2011, the Corporation recognized depletion with respect to Bellekeno totaling $7,209,000 (June 2011 – $7,065,000), of which $8,023,000 (June 2011 – $4,130,000) is included in cost of sales and the difference reflects the changes in depletion charge included within opening and ending ore and concentrate inventories for the period.

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties. One property, being Bellekeno, is in production, while the remainder of the properties are in various stages of exploration.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada has indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the UKHM mineral rights. The Subsidiary Agreement also provides that ERDC may bring any mine into production on the UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

In addition, the Subsidiary Agreement details the basis under which ERDC is retained by the Government of Canada as a paid contractor responsible for the environmental care and maintenance and ultimate closure reclamation of the UKHM mineral rights. It provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives full negotiated contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of the Subsidiary Agreement.

Also under the Subsidiary Agreement, ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. As of December 31, 2011, no amount is yet payable under this royalty. The Subsidiary Agreement also provides that a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust.

The Subsidiary Agreement can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the Subsidiary Agreement.

(b)	Bellekeno

Effective January 1, 2011, the Corporation determined commercial production had been achieved at the Bellekeno mine and ore processing mill complex. The Corporation was also determined to have satisfied the initial completion test under its silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”).

From July 1, 2010 through to December 31, 2010, deferred exploration and development costs of $12,796,000 were incurred with respect to the Bellekeno property, net of $4,284,000 in costs reclassified to opening inventories as at December 31, 2010 and $1,543,000 in revenue recognized for concentrate sales prior to the commencement of commercial production.

(c)	McQuesten

The McQuesten property is located within the Keno Hill District. The McQuesten property is subject to a net smelter return royalty over certain McQuesten and proximal Keno Hill District mineral rights ranging from 0.5% to 2%. The McQuesten property is also subject to a second separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(d)	Other Keno Hill Properties

The Corporation’s other Keno Hill District properties include the historical Elsa tailings, and numerous others. A limited number of the mineral rights comprising certain of these properties are subject to granted or pending net smelter return royalties of 1%, in addition to the royalty provisions of the Subsidiary Agreement.

13.	Accounts payable and accrued liabilities

	December 31	June 30	July 1
	2011	2011	2010

Trade payables	$7,682	$3,367	$3,274
Accrued liabilities and other	5,351	10,043	6,590

	$13,033	$13,410	$9,864

14.	Environmental Services Contract Loss Provision

	Six Months
	Ended	Year Ended
	December 31	June 30
	2011	2011
Balance – beginning of period	$2,002	$516
Increase due to changes in loss estimation	-	1,697
Reduction due to current period loss realization	(50)	(211)
Balance – end of period	1,952	2,002
Less: Current portion	(518)	(338)
	$1,434	$1,664

As described in note 12(a), under the Subsidiary Agreement ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM mineral rights until acceptance and regulatory approval are obtained for the closure reclamation plan, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the site-by-site adjusted annual fee determination basis which is billable by ERDC reduces by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities.

The environmental services contract loss provision reflects aggregate future losses estimated to be realized with respect to the care and maintenance phase under the Subsidiary Agreement. During the review of this contract loss provision estimate for June 30, 2011, and based on ongoing discussions with Government regarding the process and timing that will be required to obtain acceptance and regulatory approval of the closure reclamation plan, management has extended the estimated date by which the care and maintenance phase will end, which resulted in an increase by $1,697,000 at June 30, 2011 and $nil at December 31, 2011. All changes in the contract loss provision are recorded within cost of sales for the period in which they occur.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Silver Streaming Interest

	Six Months
	Ended	Year Ended
	December 31	June 30
	2011	2011

Balance – beginning of period	$48,266	$30,382

Advance payments received	-	23,665
Amount recognized in cost of sales (see note 19)	(6,311)	(5,781)

Balance – end of period	$41,955	$48,266

On October 2, 2008, the Corporation entered into a silver streaming interest agreement with Silver Wheaton under which Silver Wheaton will receive 25% of the life of mine silver produced by the Corporation from its Keno Hill District mineral properties. The agreement provides for the Corporation to receive deposit payments from Silver Wheaton totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. Also under the agreement, prior to meeting an initial completion test based on production throughput all deposit payments received from Silver Wheaton could only be expended on the development and construction of the Bellekeno mine, being one of the Corporation’s Keno Hill District properties.

Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of deposit payments received and not reduced down if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction milestones. The Corporation would be required to refund a pro-rata portion of the balance of the deposit not yet reduced to the extent the Bellekeno mine has not achieved a production rate of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15 million (CAD$18,210,000) was received by the Corporation in December 2008. The Corporation received a further US$11,899,000 (CAD$12,172,000) during the year ended June 30, 2010 and the remaining US$23,101,000 (CAD$23,665,000) during the year ended June 30, 2011 with satisfaction of the initial completion test for the Bellekeno mine.

16.	Decommissioning and Rehabilitation Provision

	Six Months
	Ended	Year Ended
	December 31	June 30
	2011	2011

Balance – beginning of period	$3,686	$1,511

Additional decommissioning and rehabilitation obligations incurred	151	2,174
Expenditures on decommissioning and rehabilitation obligations	(21)	(47)
Accretion expense, included in finance costs	33	48

Balance – end of period	$3,849	$3,686

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be required in respect of presently-ongoing reclamation and closure activities at the Brewery Creek property, and costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno mine. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.

As at December 31, 2011, the Corporation has provided reclamation security totaling $3,190,000 (June 2011 – $2,808,000) to the Government of Yukon in the form of term deposits held under safekeeping agreements, which funds are included in the Corporation’s non-current restricted cash and deposits.

During the six month period ended December 31, 2011 and year ended June 30, 2011, the Corporation recorded $nil (June 2011 - $2,174,000) for the fair value of incremental decommissioning and rehabilitation provision arising from the development, construction, and mining activity undertaken during the year with respect to the Bellekeno mine. For the same periods, the Corporation recorded $151,000 (June 2011 - $nil) for the fair value of incremental decommissioning and rehabilitation provision relating to Brewery Creek.

The total undiscounted amount of the estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $4,688,000 (June 2011 – $4,459,000), which expenditures are expected to be incurred substantially over the course of the next 15 years. In determining the carrying value of the decommissioning and rehabilitation provision, the Corporation has used a risk-free discount rate of between 3.00% to 3.38% and an inflation rate of 2.00% for the two periods presented.

17.	Warrants

Details regarding warrants issued and outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount
Balance – June 30, 2011	$8.50	200,000	$282
Warrants expired	$8.50	(200,000)	(282)
Balance – December 31, 2011	-	-	$-

Balance – July 1, 2010	-	-	$-
Broker warrants issued	$8.50	200,000	282
Balance – June 30, 2011	$8.50	200,000	$282

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

18.	Share-Based Compensation

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – June 30, 2011	$4.40	4,438,494	$7,331

Share based compensation expense recognized	-	-	1,561
Options exercised	$3.24	(101,499)	(170)
Options expired	$6.66	(44,334)	(170)

Balance – December 31, 2011	$4.41	4,292,661	$8,552

Balance – July 1, 2010	$3.03	4,945,750	$6,246

Stock options granted	$7.10	1,373,500	-
Share based compensation expense recognized	-	-	3,829
Options exercised	$2.60	(1,745,259)	(2,362)
Options expired	$4.90	(135,497)	(382)

Balance – June 30, 2011	$4.40	4,438,494	$7,331

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate ranging from 2.3% to 2.4% per annum, an expected life of options of 4 years, an expected volatility ranging from 73% to 77%, an expected forfeiture rate of 9% and no expected dividends.

Incentive share options outstanding and exercisable at December 31, 2011 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	300,000	0.46	$ 0.80	300,000	$ 0.80
$1.50	7,500	0.96	$ 1.50	7,500	$ 1.50
$1.65	295,000	4.21	$ 1.65	295,000	$ 1.65
$2.90	50,000	4.88	$ 2.90	50,000	$ 2.90
$3.08	750,000	1.38	$ 3.08	750,000	$ 3.08
$3.45	819,995	5.23	$ 3.45	481,663	$ 3.45
$4.46	111,000	3.12	$ 4.46	111,000	$ 4.46
$4.99	529,000	2.05	$ 4.99	529,000	$ 4.99
$5.19	150,000	2.78	$ 5.19	150,000	$ 5.19
$5.38	50,000	2.42	$ 5.38	50,000	$ 5.38
$5.90	15,000	2.17	$ 5.90	15,000	$ 5.90
$7.10	1,211,666	6.07	$ 7.10	297,343	$ 7.10
$8.13	3,500	6.36	$ 8.13	1,750	$ 8.13

	4,292,661	3.75	$ 4.41	3,038,256	$ 3.70

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The weighted average share price at the date of exercise for options exercised during the six month period ended December 31, 2011 and the year ended June 30, 2011 were $7.85 and $6.91 respectively.

During the six month period ended December 31, 2011 and the year ended June 30, 2011, the Corporation recorded total share-based compensation expense of $1,561,000 (June 2011 – $3,829,000), of which $240,000 (June 2011 – $796,000) is recorded to mineral properties, $1,335,000 (June 2011 – $706,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

19.	Cost of Sales

The Corporation recorded cost of sales for the six month period ended December 31, 2011 and the year ended June 30, 2011 as follows:

	Six Months Ended	Year Ended
	December 31	June 30
	2011	2011

Mining operations –
Inventoried costs –
Direct production costs	$18,777	$17,080
Depreciation, depletion and share-based compensation	9,292	5,275
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	7,012	6,778
Silver streaming interest amount recognized (see note 15)	(6,311)	(5,781)
	28,770	23,352

Environmental services –
Direct service costs	3,542	6,766
Depreciation	55	131
	3,597	6,897

	$32,367	$30,249

20.	General and Administrative Expenses by Nature

The Corporation recorded general and administrative expenses for the six months ended December 31, 2011 and and the year ended June 30, 2011 as follows:

	Six Months Ended	Year Ended
	December 31	June 30
	2011	2011

General and administrative expenses
Depreciation	$80	$165
Amortization of intangible assets	66	142
Business development and investor relations	480	657
Office, operating and non-operating overheads	1,368	1,687
Professional	595	1,164
Regulatory	78	233
Salaries and contractors	1,720	4,326
Share-based compensation	1,105	2,511
Travel	133	336

	$5,625	$11,221

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

21.	Income Tax Expense

The major components of income tax expense for the six month period ended December 31, 2011 and the year ended June 30, 2011 are as follows:

a)	The provision for income taxes consist of:

	Six Months Ended	Year Ended
	December 31	June 30
	2011	2011

Current
Income tax	$-	$-
Yukon mineral tax	59	-
US income tax	1	-

Total current tax	60	-

Deferred
Income tax	1,932	212
Yukon mineral tax	781

Total deferred tax	2,713	212

Total income tax provision	$2,773	$212

b)

The income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rate to earnings before income taxes. These differences result from the following items.

	Six Months Ended	Year Ended
	December 31	June 30
	2011	2011

Accounting income before income tax	$4,496	$3,309
Federal and provincial income tax rate of 26.50% (2011: 27.50%)	1,191	910

Non-deductible permanent differences	314	897
Differences in foreign exchange rates	(132)	173
Effect of difference in tax rates	532	(620)
Change in benefits not recognized	391	(1,284)
Yukon mineral tax	840	-
Other	(363)	136
	1,582	(698)

Provision for (recovery of) deferred income taxes	$2,773	$212

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

c)	The movement in the net deferred income tax position is as follows:

	Six Months Ended	Year Ended
	December 31	June 30
	2011	2011

At start of period	$7,272	$7,705
Income statement change	2,713	383
Tax credited (charged) directly to equity	-	(816)

At end of period	$9,985	$7,272

d)	The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

	Mineral	Inventory	Property,	Yukon	Other	Total
Deferred tax liabilities	Property		Plant and	Mining Tax
	Interest		Equipment

At July 1, 2010	$(13,908)	$-	$-	$-	$(273)	$(14,181)
Charged (credited) to the income statement	1,078	(980)	-	48	36	182
Charged directly to equity	-	-	-	-	-	-

June 30, 2011	(12,830)	(980)	-	48	(237)	(13,999)
Charged (credited) to the income statement	2,343	247	(2,404)	(781)	(619)	(1,214)
Charged directly to equity	-	-	-	-	-	-

At December 31, 2011	$(10,487)	$(733)	$(2,404)	$(733)	$(856)	$(15,213)

	Mineral	Loss Carry	Property,	Decommissioning	Other	Total
Deferred tax assets	Property	Forward	Plant and	and rehabilitation
	Interest		Equipment	provision

At July 1, 2010	$-	$3,769	$1,233	$331	$1,143	$6,476
Charged (credited) to the income statement	524	(2,380)	435	536	320	(565)
Charged directly to equity	-	-	-	-	816	816

June 30, 2011	524	1,389	1,688	867	2,279	6,727

Charged (credited) to the income statement	(309)	(822)	357	50	(775)	(1,499)
Charged directly to equity	-	-	-	-	-	-

At December 31, 2011	$215	$567	$2,025	$917	$1,504	$5,228

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

e)	Tax attributes not recognized

At December 31, 2011, the Corporation has unrecognized tax attributes aggregating to $1,881,000, noted below, that are available to offset future taxable income. However, these tax attributes relate to subsidiaries that have a history of losses, and may not be used to offset taxable income.

Unrecognized deferred tax assets:
Losses carry forward	$1,369
Property, plant and equipment	228
Other	284

$1,881

f)	Loss carry forwards

As at December 31, 2011, the Corporation has available non-capital losses for income tax purposes in Canada and the US totaling approximately $3,878,000 which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

	Canada	US	Total

2026	$-	$88	$88
2027	-	306	306
2028	-	768	768
2029	-	745	745
2030	275	965	1,240
2031	370	361	731

	$645	$3,233	$3,878

22.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Six Months Ended	Year Ended
	December 31	June 30
	2011	2011
Numerator
Net income for the period	$1,723	$3,097

Denominator
For basic – weighted average number of shares outstanding	60,006,732	56,675,000
Effect of dilutive securities –
Incentive share options	1,760,120	1,557,000
For diluted – adjusted weighted average number of shares outstanding	61,766,852	58,232,000

Earnings Per Share
Basic	$0.03	$0.05
Diluted	$0.03	$0.05

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

23.	Financial Instruments Financial Assets and Liabilities

Information regarding the Corporation’s financial assets and liabilities is summarized as follows:

	December 31, 2011		June 30, 2011

	Fair	Carrying	Fair	Carrying
	Value	Value	Value	Value

Loans and receivables –
Cash and cash equivalents	$41,741	$41,741	$50,443	$50,443
Accounts receivable other than those arising from sales of concentrates	3,840	3,840	442	442
	45,581	45,581	50,885	50,885

Fair value through profit or loss –
Accounts receivable arising from sales of concentrates	5,939	5,939	3,768	3,768

Held to maturity investments –
Restricted cash and deposits – Term deposits	4,774	4,774	3,896	3,896

Other financial liabilities -
Accounts payable and accrued liabilities	(13,033)	(13,033)	(13,410)	(13,410)

	$43,261	$43,261	$45,139	$45,139

The fair values of the Corporation’s financial instruments classified as fair value through profit or loss, being embedded derivatives included within accounts receivable arising from sales of concentrates, measured at December 31, 2011 and June 30, 2011, constitute Level 2 measurements within the fair value hierarchy defined under IFRS. The levels in the hierarchy are:

  Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities

  Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

  Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

All term deposits carried initial maturity periods of twelve months or less, are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum.

The Corporation recognized interest income during the six month period ended December 31, 2011 and the year ended June 30, 2011 totaling $121,000 (as at June 30 – $275,000), of which $55,000 (as at June 30 – $74,000) represented interest income earned from the Corporation’s held-to-maturity investments. The balance represents interest income from all other sources, including yield income recognized on bankers’ acceptances. Given their short initial maturity periods and the high quality of the issuing counterparties, trading gains and losses outside of yield-at-inception returns on the Corporation’s bankers’ acceptances have been insignificant.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in note 24.

Price Risk

Under the terms of the off-take agreements by which the Bellekeno mine concentrates are sold, pricing is based on future metal prices, the final settlement of which could occur up to a number of months subsequent to initial recognition of the sale. Initial recognition of the sale is based on estimated final settlement prices, and the exposure to changes in metal prices between initial recognition and final settlement represents an embedded derivative within accounts receivable arising from sales of concentrate. The Corporation is primarily exposed to changes in the market price for silver, lead and zinc, all of which are actively traded commodities, the prices of which are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Corporation’s primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

As at December 31, 2011, if prices for all of silver, lead and zinc had been 10% higher or lower, recorded revenues would have correspondingly increased or decreased by $1,144,000 (as at June 30 – $1,395,000) due to the increase in the value of the embedded derivative at that date. If only the price of silver had been 10% higher or lower, recorded revenues would have increased or decreased $938,000 (as at June 30 – $1,177,000).

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, with the commencement of commercial production at the Bellekeno mine, the Corporation’s exposure to US dollar currency risk has significantly increased as sales of concentrate are effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	December 31,	June 30,
	2011	2011

Cash and demand deposits	$1,194	$11,820
Accounts and other receivable	6,110	4,372
Accounts payable and accrued liabilities	(572)	(64)

Net exposure	$6,732	$16,128

Based on the above net exposure at December 31, 2011, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $662,000 decrease or increase respectively in both net and comprehensive earnings (as at June 30 – $1,672,000). The Corporation has not employed any currency hedging programs during the current period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Interest Rate Risk

The Corporation has no significant exposure at December 31 or June 30, 2011 to interest rate risk through its financial instruments.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31,	June 30,
	2011	2011

Trade receivables –
Currently due	$5,825	$1,596
Past due by 90 days or less, not impaired	2,269	1,388
Past due by greater than 90 days, not impaired	1,685	1,226
	9,779	4,210

Cash	1,841	12,596
Demand deposits	39,900	37,847
Term deposits	4,774	3,896

	$56,294	$58,549

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at December 31, 2011 and June 30, 2011, no material provision had been recorded in respect of impaired receivables.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 24. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at December 31 and June 30, 2011 are summarized as follows:

	December 31	June 30
	2011	2011

Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$13,033	$13,410
In later than 90 days, not later than one year	-	-

	$13,033	$13,410

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

24.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital at December 31, 2011 remains fundamentally unchanged from the year ended June 30, 2011.

25.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the six month period ended December 31, 2011 and year ended June 30, 2011 is summarized as follows:

	Six Months
	Ended	Year Ended
	December 31	June 30
	2011	2011

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$240	$796
Shares issued for acquisition of mineral property interest	$-	$25
Increase (decrease) in non-cash working capital related to:
Mineral properties	$(1,258)	$(4,455)
Property, plant and equipment	$178	$(1,830)
Prepaid expenses and other current assets	$(59)	$(203)

26.	Segmented Information

The Corporation’s three operating segments during the six month period ended December 31, 2011 were environmental services, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; mining operations, at the Bellekeno mine, producing silver, lead and zinc in the form of concentrates; and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Reportable segments are identified based on differences in products, services and business activities. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

For the six months ended	Environmental	Mining	Exploration and
December 31, 2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$3,154	$-	$-	$-	$3,154
Non-Canadian	722	38,639	-	-	39,361
Intersegment	2,177	-	-	-	2,177
Total segment revenues	6,053	38,639	-	-	44,692
Intersegment revenues eliminated on consolidation	(2,177)	-	-	-	(2,177)
Total revenues as reported	3,876	38,639	-	-	42,515

Cost of sales	3,597	28,770	-	-	32,367
Depreciation and amortization	81	-	-	65	146
Share-based compensation	256	198	-	651	1,105
Other expenses	944	1,129	-	2,415	4,488
Investment income	(2)	-	(9)	(111)	(122)
Finance costs	35	-	-	-	35

Segment income (loss) before recovery of taxes	$(1,035)	$8,542	$(9)	$(3,020)	$4,496

Total assets	$8,246	$96,543	$62,467	$43,790	$210,668

For the year ended	Environmental	Mining	Exploration and
June 30, 2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,410	$-	$-	$-	$5,410
Non-Canadian	1,423	38,269	-	-	39,692
Intersegment	2,894	-	-	-	2,894
Total segment revenues	9,727	38,269	-	-	47,996
Intersegment revenues eliminated on consolidation	(2,894)	-	-	-	(2,894)
Total revenues as reported	6,833	38,269	-	-	45,102

Cost of sales	6,897	23,352	-	-	30,249
Depreciation and amortization	167	-	-	140	307
Share-based compensation	694	446	-	1,371	2,511
Other expenses	1,700	2,356	-	4,792	8,848
Investment income	(4)	-	(18)	(271)	(293)
Finance costs	48	-	-	-	48
Impairment of intangible assets	123	-	-	-	123

Segment income (loss) before recovery of taxes	$(2,792)	$12,115	$18	$(6,032)	$3,309

Total assets	$6,097	$99,648	$52,102	$52,746	$210,593

The Bellekeno mine produces a silver-lead concentrate and a zinc-silver concentrate, both readily marketable with no deleterious elements. During the six months ended December 31, 2011 and the year ended June 30, 2011, all of the concentrate produced by the mining operations was sold under off-take agreements to a single customer for smelting and refining.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

27.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Transactions with related parties for goods and services are made on normal commercial terms and are considered to be at arm’s length.

	i)	Key Management Personnel Compensation

	Six Months
	Ended	Year Ended
	December 31	June 30
	2011	2011

Salaries and short-term benefits	$1,055	$3,029
Share-based compensation	1,087	1,211

	$2,142	$4,240

Key management includes the Corporation’s Board of Directors and members of senior management.

ii)	Other Related Party Transactions

The Corporation rents certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. Access Field Services ceased to be a related party of the Corporation in January 2011.

During the year ended June 30, 2011, through to the date Access Field Services ceased to be a related party, the Corporation incurred $48,000 in respect of rent expenses with Access Field Services. In latter December 2011, Access Field Services once again became a related party, though no material rent expenses were incurred from that time through December 31, 2011.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

28.	Commitments

As of December 31, 2011, the Corporation’s contractual obligations are as follows:

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at December 31, 2011 are as follows:

2012	$487
2013	466
2014	453
2015	414
2016	366
Thereafter	-

$2,186

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2011 AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	(b)	As of December 31, 2011, the Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $777,000.

29.	Subsequent Events

(a)

Subsequent to December 31, 2011, an aggregate of 891,750 incentive stock options were granted under the Corporation’s stock option plan and a total of 26,500 incentive stock options have been exercised.

(b)

Subsequent to December 31, 2011, the Corporation entered into a sales and purchase agreement to sell the remainder of its interest in the Brewery Creek property to a third party currently earning an interest in the property under an existing option agreement. Closing of this transaction has not yet occurred, though initial closing is anticipated under the agreement to occur by April 30, 2012. Final closing of the transaction remains conditional on various matters, including but not limited to receipt by the purchaser of regulatory approval and the assignment to the purchaser of certain operating licenses.